June 23, 2006

Mail Stop 4561

Ms. Christine A. Griffin
President, Chief Executive Officer, and Chief Financial Officer
United Mortgage Trust
1702 N. Collins Boulevard, Suite 100
Richardson, TX 75080

Re: **United Mortgage Trust**
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
File Number: 000-32409

Dear Ms. Griffin:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

Form 10-K, filed March 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition of the Company

Provision for Loan Losses, page 22

1.   We note your disclosure in which you state that you will reserve 2% of each new loan funded during 2006. In footnote B you state that you have projected a default rate of 7.75% of the unpaid principal balance of foreclosed residential mortgages and contracts for deed and reserved 42% of that amount and that you have projected a default rate of 1.55% of the remaining outstanding principle balance of your interim mortgages and reserved 26% of that amount. Please tell us the following:

- how you determined these default rates and reserve percentages for 2005;
- how you determined a 2% reserve is more representative of the losses incurred in your portfolio during 2006; and
- the procedures you perform for reviewing and revising your loan loss reserve as of each balance sheet date to ensure your reserve is your best estimate of the losses incurred in your portfolio.

Interest Income Accrual, page 43

2.   Please tell us the specific methods you use to accrue interest income for both your recourse and non-recourse loans. For instance, if you use the interest method in accordance with SFAS 91, please tell us and revise your future filing to specifically disclose this fact.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3490, if you have questions regarding these comments.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant